File No. 0-17551

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report on Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
Of the Securities Exchange Act of 1934

For the Period of November 19, 2002

DYNAMIC OIL & GAS, INC.
(Registrant’s name)

Airport Executive Park
#205, 10711 Cambie Road
Richmond, B.C.
Canada V6X 3G5
(Address of principal executive offices)

     Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20F or Form 40-F

Form 20-F X	Form 40-F

     Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No X

     If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): Not applicable

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dynamic Oil & Gas, Inc
(Registrant)

Dated: 11-19-02	By: /s/ Mike Bardell

Mike Bardell, Chief Financial Officer &
Corporate Secretary

November 19, 2002

Dynamic Updates Development and Exploration Activity

Dynamic Oil and Gas, Inc. is pleased to update the following exploration and development initiatives in central Alberta and northeast British Columbia.

St. Albert, Alberta The recently completed St. Albert 00/6-25 Leduc oil well announced on September 16, 2002, is now on stream after a two week test flow period. The well has been placed on pump and is producing approximately 700 bbl/day (bopd) of light crude oil into our St. Albert oil facility. In addition, the St. Albert 02/11-25 Nisku (‘A’ pool) oil well, which has been producing at a rate of approximately 45 bopd has now been recompleted in an upper Nisku zone and is currently on pump at an average rate of 170 bopd. Both wells are producing at restricted rates, while the Company works to increase pump and flowline efficiencies.

The St. Albert 00/10-36 well was completed for Wabamun oil production in mid-July and is currently producing at a rate of 85 bopd. An independent engineering review conducted recently on behalf of the Company by Fekete Associates of Calgary, Alberta has identified favourable waterflood development opportunities in the Wabamun zone.

The Company is using existing well bores and modern directional drilling technology to minimize surface impact in the area. Up to four additional re-drills and two new well bores are planned to further develop the remaining oil in the Leduc and Nisku ‘A’ and ‘B’ pools at St. Albert. The Company operates the St. Albert property and owns a 75% working interest in the oil reserves.

Halkirk, Alberta Two new development wells were drilled recently at Dynamic’s shallow gas Halkirk property. The first well was completed for Viking gas and placed on production in mid-September at an initial rate of 472 mcf/d after which total production from the property reached approximately 1,800 mcf/d. Completion and tie -in operations on the second well are planned for later this month and an additional well is planned for the end of Q3 fiscal 2003. Dynamic operates the Halkirk property and owns a weighted average of 95% working interest in the gas production.

Sikanni Area, NE British Columbia Under a farmin agreement announced July 30, 2002, Dynamic and its partner have completed their first well at Cypress in the Sikanni area of northeast BC, and testing operations are underway. Three additional wells are currently drilling and a fifth well is possible before year end. The wells are being drilled on ‘tight hole’ status and no further information is available at this time.

Orion, NE British Columbia On June 10, 2002, the Company announced a farmout agreement with a large Canadian oil and gas company on our Orion acreage in northeast BC. One horizontal well has been drilled under the agreement, which gives the farmee the right to drill up to three option wells. The well was completed as a potential Jean Marie gas well but has not yet been placed on production. The election period for option well selection under the agreement has expired but the farmee has expressed an interest in extending the terms by conducting new geophysical operations on the property. Dynamic is currently awaiting a formal offer.

Dynamic Oil & Gas, Inc. Airport Executive Park Suite 205 – 10711 Cambie Road Richmond, British Columbia Canada V6X 3G5
Tel: 604/214--0550 Toll free: 1--800/663--8072 Fax: 604/214--0551 E --mail: infodynamic@dynamicoil.com Website: www.dynamicoil.com

Meanwhile, at the November 6, 2002 BC Government land sale, Dynamic acquired approximately 10,500 acres of new contiguous acreage at Orion, extending its gross land holdings to over 45,000 acres. The Company paid a total of $1.1 million in bonuses and first year rentals for the new acreage. If negotiations with the farmee should prove unsatisfactory, Dynamic may budget monies next year to accelerate development of the property.

President Wayne J. Babcock states…“We are pleased with the pace of our drilling activity and production growth. We expect our daily production exit rate to be approximately 4,000 barrels of oil equivalent per day (boe/d, 6:1) by the end of November 2002 and 4,500 boe/d by mid-February 2003. Our inventory of development and exploration projects has never been stronger and we continue to add new opportunities to our portfolio.”

Dynamic Oil & Gas, Inc. is a Canadian based energy company engaged in the production and exploration of Western Canada's natural gas and oil reserves. The Company owns working interests in several central Alberta producing propertie s, and in early-stage exploration properties located in southwestern and northeastern British Columbia.

On Behalf of the Board of Directors

Wayne J. Babcock
President & Chief Executive Officer

"THE NASDAQ AND TORONTO STOCK EXCHANGES HAVE NOT REVIEWED NOR ACCEPTED RESPONSIBILITY FOR THE ACCURACY OF THIS RELEASE. SOME OF THE STATEMENTS IN THIS PRESS RELEASE ARE FORWARD -LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. FORWARD LOOKING STATEMENTS INCLUDE ALL PASSAGES CONTAINING VERBS SUCH AS 'AIMS, ANTICIPATES, BELIEVES, ESTIMATES, EXPECTS, HOPES, INTENDS, PLANS, PREDICTS, PROJECTS OR TARGETS' OR NOUNS CORRESPONDING TO SUCH VERBS. FORWARD -LOOKING STATEMENTS ALSO INCLUDE ANY OTHER PASSAGES THAT ARE PRIMARILY RELEVANT TO EXPECTED FUTURE EVENTS OR THAT CAN ONLY BE FULLY EVALUATED BY EVENTS THAT WILL OCCUR IN THE FUTURE. FORWARD LOOKING STATEMENTS IN THIS RELEASE INCLUDE, WITHOUT LIMITATION, UNCERTAINTY RELATING TO THE COMPANY’S ABILITY TO REACH ITS EXPECTED AVERAGE DAILY PRODUCTION GOALS AFTER TAKING INTO ACCOUNT PRODUCTION DEPLETION, INITIAL PRODUCTION OF WELLS BEING REASONABLY MAINTAINED DURING THE NEXT BUSINESS CYCLES AND WHETHER DRILLING IN NORTHEAST BRITISH COLUMBIA WILL OCCUR WITHIN ESTIMATED TIMES. FORWARD -LOOKING STATEMENTS INVOLVE RISKS AND UNCERTAINTIES, INCLUDING A RISK THAT THE COMPANY WILL ACHJIEVE COMPLIANCE WITH GOVERNMENTAL REQUIREMENTS IN ITS EFFORTS TO DRILL PLANNED WELLS, AND THE OTHER RISKS DETAILED FROM TIME TO TIME IN THE COMPANY'S ANNUAL REPORT ON FORM 20F FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION, LAST FILED ON AUGUST 19, 2002."

Dynamic Oil & Gas, Inc. Airport E xecutive Park Suite 205 – 10711 Cambie Road Richmond, British Columbia Canada V6X 3G5
Tel: 604/214--0550 Toll free: 1--800/663--8072 Fax: 604/214--0551 E --mail: infodynamic@dynamicoil.com Website: www.dynamicoil.com